UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Aware, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

05453N100
(CUSIP Number)

Privet Fund Management LLC
Attn: Ryan Levenson
3280 Peachtree Road NE
Suite 2670
Atlanta, GA 30305

With a copy to:

Rick Miller
Bryan Cave LLP
1201 W. Peachtree St., 16th Floor
Atlanta, Georgia 30309
Tel: (404) 572-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 05453N100	Page 2 of 8 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☑ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 782,226
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 782,226
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 782,226
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8
14		TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 05453N100	Page 3 of 8 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☑ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 733,611
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 733,611
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 733,612
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6
14		TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 05453N100	Page 4 of 8 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☑ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 55,803
	8	SHARED VOTING POWER 782,226
	9	SOLE DISPOSITIVE POWER 55,803
	10	SHARED DISPOSITIVE POWER 782,226
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 838,029
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 05453N100	Page 5 of 8 Pages

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on behalf of the Reporting Persons on February 1, 2012 (the “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share of Aware, Inc., a Massachusetts corporation (the “Corporation”). Capitalized terms not otherwise defined herein are used as defined in the Schedule 13D. The Reporting Persons hereby amend and supplement the Schedule 13D as follows.

Item 4.    Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 11, 2012, the Reporting Persons delivered a letter to the Corporation’s Board of Directors asking the Board to provide disclosure of the strategy and current status of its patent monetization efforts.  A copy of the Reporting Persons’ letter is attached as Exhibit 99.1 hereto.

Item 7.    Materials to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety to read as follows:

Exhibit 99.1	Reporting Persons’ Letter dated April 11, 2012.

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 11, 2012	PRIVET FUND LP

By: Privet Fund Management LLC,
Its Managing Partner

By: /s/ Ryan Levenson
Name: Ryan Levenson
Its: Sole Manager

PRIVET FUND MANAGEMENT LLC

/s/ Ryan Levenson
Ryan Levenson

/s/ Ryan Levenson
Ryan Levenson